UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

January 5, 2024

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In the Matter of

Entrex Carbon Offset Company, LLC **150 E Palmetto Park Road** **Suite 800** **Boca Raton, FL 33432**	**ORDER DECLARING OFFERING** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-12047

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Entrex Carbon Offset Company, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on January 5, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief